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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-A013620-J

8-29393

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HEITMAN SECURITIES LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

191 NORTH WACKER DRIVE - SUITE 2500

(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS D. McCARTHY, MANAGING DIRECTOR (312) 541-6744

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP

(Name – *if individual, state last, first, middle name*)

111 SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, THOMAS D. McCARTHY _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HEITMAN SECURITIES LLC _____, as

of DECEMBER 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

MANAGING DIRECTOR
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Heitman Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heitman Securities LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I, II, and III listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2018.

Financial Statements

Statement of Financial Condition, December 31, 2018

Assets		
Cash and cash equivalents	$	65,915
Placement fee receivables		174,150
Receivable from State		25,647
Other assets		6,980
Total assets	**$**	**272,692**

Liabilities and Member's Equity		
Accounts payable	$	256
Due to Parent		41,181
Member's equity		231,255
Total liabilities and member's equity	**$**	**272,692**

See accompanying notes to financial statements.

Statement of Operations, Year ended December 31, 2018

Revenue:

Placement fees	$	55,000
Unrealized gain on investment		1,422
Interest income		557
Total revenue		**56,979**

Expenses:

Audit fees		29,500
Annual license fees		4,399
Corporate allocation		46,100
State income taxes		800
Other		8,271
Total expenses		**89,070**
Net loss	$	**(32,091)**

See accompanying notes to financial statements.

Statement of Changes in Member's Equity, Year ended December 31, 2018

Balance – December 31, 2017	$	43,020
Correction for prior year dividend income		1,176
Subtotal		44,196
Impact of adoption of ASU 2014-09 as of January 1, 2018		119,150
Balance – January 1, 2018		163,346
Capital contributions		100,000
Net loss		(32,091)
Balance – December 31, 2018	$	**231,255**

See accompanying notes to financial statements.

Statement of Cash Flows, Year ended December 31, 2018

Cash flows used in operating activities:

Net loss	$	(32,091)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in due from Parent		(14,175)
Increase in placement fee receivables		(55,000)
Increase in receivable from State		(1,422)
Decease in other assets		1,415
Increase in other accounts payable		256
Net cash used in operating activities		(101,017)
Cash flows from financing activity:		
Capital contributions		50,000
Net cash provided by financing activity		50,000
Net decrease in cash and cash equivalents		(51,017)
Cash and cash equivalents at beginning of year		**116,932**
Cash and cash equivalents at end of year	$	**65,915**

Supplemental disclosure of noncash activities:

Deemed contributions recorded to due from Parent	$	50,000

Supplemental disclosure of income taxes paid:

State income taxes	$	800

See accompanying notes to financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are KE I LLC and KE II LLC, limited liability companies consisting of employees of HLLC. During 2018, the Company had a change in ownership at the Parent-level. HLLC redeemed OM Asset Management plc's (NYSE: OMAM) ownership interest in HLLC for $110 million in a transaction that closed on January 5, 2018. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents with original maturities of three months or less, including $35,042 in a money market account fund. The money market fund is considered to use a level 1 input on the fair value hierarchy.

(d) Revenue Recognition

Revenue includes fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates.

The Company adopted a new revenue recognition standard, Accounting Standards Update No, 2014-09, Revenue from Contracts with Customers, on January 1, 2018 using the modified retrospective approach. Accordingly, this resulted in $119,150 of placement fee revenue recognized as compared to the previous revenue recognition standard, and such amount is shown as an adjustment to beginning member's equity on the statement of changes in member's equity.

Under the previous revenue recognition standard, revenue was recognized when all obligations for performance in connection with the related transactions had been satisfied by the parties involved. Under the new revenue recognition standard, revenue is recognized as the performance obligations are satisfied under reasonable, estimated terms.

$75,850 of placement fee revenue on existing contracts has yet to be earned and will be recognized in future periods in accordance with the new standard.

Revenue also includes gain or loss on investments.

(e) Correction for Prior Year Dividend Income

The Company recorded an immaterial correction of beginning member's equity and a corresponding increase in receivable from state in the amount of $1,176 representing dividend income from prior periods that had not previously been recorded.

2. Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for federal income tax purposes. In certain instances, the Company may be subject to certain state and local taxes which are not material to

the financial statements. HFSL, the sole member of the Company, is also a disregarded entity for federal income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2018.

The Company is registered with the State of California and has paid the required yearly tax payment of $800 to the corresponding Franchise Tax Board. For the year ended December 31, 2018, the Company had state income tax expense of $800, which is included in the statement of operations.

3. Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of $23,777, which was $18,777 in excess of its required capital of $5,000. The Company had aggregate indebtedness of $41,437 at December 31, 2018.

5. Receivable from State

The Company learned that its investment in stock had been turned over to the State of Illinois. As of December 31, 2018, the investment in stock and the dividend receivable are reflected as a Receivable from State in the accompanying statement of financial condition. The Company is currently working to recover the investment in stock and related dividends from the State of Illinois and believes the assets will be recovered in full during 2019.

The Company believes that the carrying amount of the Receivable from State on its financial instruments is a reasonable estimate of fair value as it is based upon closing prices of the underlying shares of stock. Pursuant to Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurements, the Company values stock using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Additionally, pursuant to ASC 940, Financial Services – Broker and Dealer, gains and losses that are composed of both realized and unrealized gains and losses shall be presented net in the statement of operations.

6. Transactions with Affiliates

(a) Due to/from Parent

The Company had a balance due to HLLC of $105,356 as of December 31, 2017 for costs incurred by the Company but paid by HLLC. During 2018, an additional $85,825 in costs were incurred and $150,000 in repayments ($100,000 in cash and $50,000 in a deemed contribution) were made back to HLLC, resulting in a balance due to HLLC of $41,181 as of December 31, 2018. This balance is reflected as Due to Parent in the accompanying statement of financial condition.

The Parent has agreed to provide financial support to the Company, as needed, to satisfy all liabilities and future obligations of the Company until at least June 30, 2020.

(b) Placement Fee Receivables

As referenced in the Revenue Recognition Footnote 1(d), Revenue includes fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates. The Company adopted new revenue recognition standard on January 1, 2018 using the modified retrospective approach and did not restate prior periods. Accordingly, this resulted in an adjustment to beginning member's equity of $119,150 and private placement receivable of the same amount being recorded on January 1, 2018.

During 2018, the Company earned an additional $55,000 in placement fee revenue under the new standard, resulting in a placement fee balance of $174,150 as of December 31, 2018. This balance is reflected as Placement Fee Receivables in the accompanying statement of financial condition.

(c) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2016, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	7,301
Professional fees		384
Telephone		192
Office supplies		144
Equipment rental and repairs		144
Insurance and taxes		240
Postage and freight		96
Miscellaneous other		144
Rent		769
Depreciation and amortization		192
Total overhead allocated		9,606
Compliance coordinator		28,809
Anti Money Laundering compliance activities		7,685
Total annual charges	$	46,100

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2019. The $46,100 of allocated costs for 2018 are included in the $85,825 total costs incurred as described above, and are part of the Due to Parent balance on the statement of financial condition.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

7. Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

8. Subsequent Events

Subsequent to December 31, 2018 and through March 1, 2019, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Supplementary Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2018

Total member's equity	$	231,255
Less nonallowable assets		206,777
Net capital before haircuts		24,478
Haircuts on exempt securities (cash equivalents)		701
Haircuts on other securities		—
Net capital		23,777
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		5,000
Excess net capital	$	**18,777**
Aggregate indebtedness	$	41,437
Ratio of aggregate indebtedness to net capital		1.74

There are no material differences between the preceding computation and
the Company's corresponding amended unaudited part II of Form X-17A-5 as of
December 31, 2018, which was filed on March 1, 2019.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of Rule 15c3-3.

Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2018

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of Rule 15c3-3.